

February 11, 2015

<u>Via E-mail</u>
Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

      Re: **The Navigators Group, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2013
                 Filed February 14, 2014
                 File No. 0-15886
                 Response letter filed February 3, 2015

Dear Mr. DeFalco:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 26</u>
<u>Compliance by our marine business…, page 34</u>

1. You state in your response to comment 1 in our letter dated December 15, 2014 that you have not engaged in any contracts that provide products or services to the governments of Syria, Sudan or Cuba, or entities owned and controlled by such governments. Please note that the first clause in the last sentence of our comment requested information about any contacts with Syria, Sudan and Cuba. Please clarify whether you have past, current or anticipated contacts with non-government persons or entities in Syria, Sudan or Cuba, including through the provision of insurance of cargoes and vessels, and if so, please provide the information requested in our comments.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
        Assistant Director
        Division of Corporation Finance